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                           July 26, 2021

       Cathy Zoi
       Chief Executive Officer
       EVgo Inc
       11835 West Olympic Boulevard
       Los Angeles, CA 90064

                                                        Re: EVgo Inc
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2021
                                                            File No. 333-258052

       Dear Ms. Zoi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Ramey Layne